UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark one)

☑    Annual Report pursuant to 15(d) of the Securities Exchange Act of 1934 (No fee required effective
October 7, 1996)

For the fiscal year ended December 31, 2004.

Or

☐     Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required)

For the transition period from                       to

Commission file number: 1-8864.

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

USG CORPORATION INVESTMENT PLAN (Formerly USG
CORPORATION INVESTMENT PLAN FOR SALARIED EMPLOYEES)

B.	Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

USG CORPORATION, 125 SOUTH FRANKLIN STREET,
CHICAGO, ILLINOIS 60606

REQUIRED INFORMATION

Financial Statements:

          Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA are attached hereto, including a Consent of Independent Registered Public Accountants for 2004, with respect to Form S-8.

          Pursuant to the requirements of the Securities and Exchange Act of 1934, the members of the Pension and Investment Committee administering the Plan have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

USG	CORPORATION INVESTMENT PLAN

By:	/s/ Peter K. Maitland
Peter K. Maitland Vice President, Compensation,
Benefits and Administration

Date: March 28, 2005

USG CORPORATION
INVESTMENT PLAN

REPORT ON AUDITED
FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULES

YEARS ENDED DECEMBER 31, 2004 AND 2003

Member of the
American Institute
Of Certified Public Accountants

Member of the
Illinois CPA Society

HillTaylor

Hill Taylor, LLC
Certified Public Accountants
116 South Michigan Avenue, 11th Floor
Chicago, Illinois 60603
V 312-332-4964 F 312-332-0181

REPORT OF INDEPENDENT

REGISTERED PUBLIC ACCOUNTING FIRM

PENSION AND INVESTMENT COMMITTEE
USG CORPORATION

We have audited the accompanying statements of net assets available for benefits of the USG Corporation Investment Plan as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of investments held at year end as of December 31, 2004, and reportable transactions for the year ended December 31, 2004, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

March 4, 2005

USG CORPORATION INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2004 AND 2003

	2004	2003
ASSETS:

Investments, at market	$498,182,912	$434,466,692

Receivables:

Employee loans receivable	32,196,479	28,451,799
Employer contributions receivable	—	9,000,208

Interest and dividends receivable	53,241	45,183

Total Receivables	32,249,720	37,497,190

Total Assets	530,432,632	471,963,882

LIABILITIES:

Accrued administrative Fees	82,052	161,276

Total Liabilities	82,052	161,276

NET ASSETS AVAILABLE FOR BENEFITS	$530,350,580	$471,802,606

The accompanying notes to financial statements are an integral part of these statements.

USG CORPORATION INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
NET ASSETS AVAILABLE FOR BENEFITS, beginning of year	$471,802,606	$382,174,247

ADD (DEDUCT):

Corporation contributions	12,820,337	21,446,194

Employee contributions	35,758,099	34,726,469
Merger of Beadex Manufacturing 401(k)	1,784,184	—

	50,362,620	56,172,663

Income from investments:
Dividend income	3,379,269	2,239,930
Interest income	11,111,830	11,176,035
Realized gain (loss) on sale of investments	4,833,867	(3,731,443)
Unrealized appreciation for the year	24,938,471	48,234,914

	44,263,437	57,919,436

Benefit payments and participant withdrawals	(35,207,790)	(23,635,328)

Net transactions due to loans	84,260	6,651

Administrative expenses	(954,553)	(835,063)

Net increase in assets during the year	58,547,974	89,628,359

NET ASSETS AVAILABLE FOR BENEFITS, end of year	$530,350,580	$471,802,606

The accompanying notes to financial statements are an integral part of these statements.

USG CORPORATION
INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

1.	DESCRIPTION OF THE PLAN

The USG Corporation Investment Plan, also known as the USG Corporation Investment Plan for Salaried Employees prior to January 1, 1989 (“The Plan”), was approved by the stockholders of the Corporation on May 11, 1977, and became effective on July 1, 1977. The Plan was subsequently amended and completely restated effective as of January 1, 1989 and most recently as of July 1, 1997 (“restated Plan”). The amendments and restatements incorporate all prior amendments to the Plan and make changes to reflect the merger of the USG Corporation Savings Plan for Hourly Employees and change the name of the Plan to the USG Corporation Investment Plan, effective January 1, 1989; and to implement the daily valuation of investments in the participants’ accounts at fair market value on each business day effective July 1, 1997.

The Plan was established to provide a means for eligible hourly and salaried employees to participate in the earnings of the Corporation, to build a supplemental retirement fund and to provide additional disability and death benefits.

The Plan provides, among other things, that participants may contribute up to 20% (9% for highly compensated employees) of their eligible pay to the Plan through payroll deductions on a before-tax basis during the year. The amount of distributions to be made upon withdrawal from the Plan is dependent upon the participant’s and the Corporation’s contributions. The Plan requires completion of three years of credited service in order to be 100% vested in the Corporation contribution. Employee contributions are always 100% vested. In addition, the Plan contains provisions under which the entire amount credited to a participant’s account is distributable upon a participant’s retirement, disability, or death.

Employee contributions are invested by the Trustee in any one or a combination of nine funds: (a) common stock of USG Corporation (USG Common Stock Fund), (b) an equity index fund which provides investment results that are designed to correspond to the performance of publicly traded common stocks, as represented by the Standard & Poor’s 500 Composite Stock Price Index (Equity Index Fund), (c) a balanced fund which invests in several broadly diversified asset classes, including domestic and foreign common stock and bonds, preferred stocks and cash (Balanced Fund), (d) a growth fund which invests primarily in equity securities of large market capitalization companies with earnings that are expected to grow at an above-average rate, but may be further diversified by investment of a small portion of the assets in domestic bonds, foreign common stocks and bonds, and cash (Growth Fund), (e) a small-mid cap equity fund which seeks maximum long-term growth of capital by investing in common stock of rapidly growing U.S. small and mid cap companies with market capitalizations of less than $1.5 billion and $8.5 billion, respectively, at the time of initial investment (Small-Mid Cap Equity Fund), (f) a large cap value fund which seeks to provide long-term growth of principal and income by investing in common stocks of companies that appear to be temporarily undervalued by the stock market but have a favorable outlook for long-term growth (Large Cap Value Fund), (g) an international equity fund which seeks long-term capital appreciation through investments in common stock of established non-U.S. companies (International Equity Fund), (h) a bond fund which seeks to provide current income and preservation of capital by investing in investment grade corporate debt securities, government bonds and mortgages in both U.S. and foreign markets, (Bond Fund) or (i) a managed separate account which seeks to preserve principal and income while maximizing current income by investing in a diversified pool of Guaranteed Investment Contracts (GICs), separate account GICs, synthetic GICs or Structured Investment Contracts (SICs) and Bank Investment Contracts (BICs) of varying maturity, size and yield (Stable Value Fund).

The Equity Index Fund is invested in the Vanguard Institutional Index Fund.

The Balanced Fund is invested in the Fidelity Puritan Fund.

The Growth Fund is invested in the AXP New Dimensions Fund — Class Y.

The Small-Mid Cap Equity Fund is invested in the Franklin Small-Mid Cap Growth Fund — Class A.

The Large Cap Value Fund is invested in the Dodge & Cox Stock Fund.

The International Equity Fund is invested in the Templeton Foreign Fund — Class A.

The Bond Fund is invested in the PIMCO Total Return Fund — Institutional Class.

The Stable Value Fund is managed by PRIMCO Capital Management. At December 31, 2004, the Stable Value Fund was primarily composed of group annuity contracts maintained by banks and insurance companies.

Participants may elect to have their contributions invested in 1% increments in any fund or combination of funds and to change their contribution rate, suspend or resume their contributions, change their investment allocations, transfer their investments from one fund to another and apply for a loan by calling the USG Investment Plan Connection, an automated telephone service, or accessing Retirement Passport, a secured interactive website, via the Internet, on any day. Certain executive officers of the Corporation must pre-clear any transfer out of the USG Common Stock Fund with the USG Corporate Secretary.

The Corporation makes a regular 50% matching contribution up to the first 6% of the participants’ eligible pay contributed to the Plan, credited to the participants’ accounts each pay period. Participants are vested in the Corporate contributions after three years.

New employees are immediately eligible to join the Plan and are automatically enrolled in the Plan on their hire date unless the employee elects not to join the Plan.

The fifth amendment to the Plan, effective November 8, 2000, does not allow additional participant or employer contributions to the USG Common Stock Fund. The amendment also does not allow the transfer of any portion of a participant’s interest from any other fund into the USG Common Stock Fund.

The eighth amendment to the Plan, effective January 1, 2003 allows for catch-up contributions for participants who will have attained age 50 by the end of the plan year. The catch-up contribution limits are in accordance with, and subject to the limitations of, Section 414(v) of the Internal Revenue Code. The catch-up contributions are not taken into account for purposes of determining compliance with other contribution limits of the Plan.

The ninth amendment to the Plan changes the Corporation profit sharing matching contribution to a formula based on the USG Companies’ “adjusted net earnings” for that plan year, effective for plan years ending on or after January 1, 2003. Effective January 1, 2003, the amendment allowed for technical changes in the rules for distributions, primarily to spouses or beneficiaries, to comply with changes in the Internal Revenue Code. Effective January 1, 2004, no company profit sharing match contribution will be made for any plan year ending after December 31, 2003.

The tenth amendment to the Plan, effective February 2, 2004, merged the Beadex Manufacturing Company, Inc. 401(k) Profit Sharing Plan into the USG Corporation Investment Plan. The merger of the Beadex Plan and the resulting transfer of assets from that plan were made in accordance with Sections 401(a)(12) and 414(l) of the Internal Revenue Code.

If the Trustee is unable to invest any contributions immediately, the funds are temporarily invested in short-term investment funds and any earnings in the fund are credited to the participants’ accounts.

The Plan funds are administered under the terms of a Trust agreement with The Northern Trust Company. The Trust agreement provides, among other things, that the Trustee shall keep account of all investments, receipts and disbursements and other transactions and shall provide annually a report setting forth such transactions and the status of the funds at the end of the period.

The Plan is administered by the Pension and Investment Committee, which consists of seven members appointed by the Corporation. Administrative expenses and other fees of the Plan are shared by the Corporation and the participants.

At December 31, 2004 and 2003, there were approximately 12,725 and 12,623 participants in the Plan, respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The amounts in the accompanying statements were accumulated from the reports of the Trustee (Note 1). The financial statements of the Plan are prepared under the accrual method of accounting. Contributions to the Plan are made throughout the year and adjustments are made to the financial statements to accrue for the portion of annual contributions unpaid at year-end.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

The Plan’s investments are stated at market value except for its group annuity contracts with insurance companies, which are valued at contract value because they are fully benefit responsive. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuers. Market value and cost are equal for the group annuity contracts and short-term investments. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Company stock is valued at its quoted market price. Participant loans receivable are valued at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Realized gains or losses on the sale of investments are calculated based upon the historical average cost of the investments. Unrealized appreciation or depreciation of investments of the Plan represents the change between years in the difference between the market value and cost of the investments.

The guaranteed investment contracts in the Stable Value Fund earned guaranteed interest at rates varying from 3.55% to 6.99% during 2004. The rates for 2003 ranged from 1.24% to 7.87%. The guaranteed investment contracts earnings are calculated net of administrative fees.

For the USG Common Stock Fund, cost was $14,796,893 and $19,016,328 as of December 31, 2004 and 2003, respectively. For the Equity Index Fund, market value exceeded cost by $11,102,121 at December 31, 2004 and by $6,414,226 at December 31, 2003. For the Balanced Fund, market value exceeded cost by $1,715,115 at December 31, 2004 and by $1,171,123 at December 31, 2003. For the Growth Fund, cost exceeded market value by $778,745 and $1,957,069 at December 31, 2004 and 2003, respectively. For the Small-Mid Cap Equity Fund, market value exceeded cost by $4,589,005 at December 31, 2004 and by $1,655,346 at December 31, 2003. For the Large Cap Value Fund, market value exceeded cost by $5,764,331 at December 31, 2004 and by $2,970,995 at December 31, 2003. For the International Equity Fund, market value exceeded cost by $2,617,672 at December 31, 2004 and by $1,058,685 at December 31, 2003. For the Bond Fund, cost exceeded market value by $179,853 and $50,241 at December 31, 2004 and 2003, respectively.

Pending transactions due to loans represent reconciliations of the loan amounts between the Trustee and recordkeeper at year-end, which will be posted to the Trustee’s records in the subsequent year.

Benefits are recorded when paid.

3.	TAX STATUS

The Plan, as amended and restated, effective July 1, 1997, meets the requirements of Section 401(a) of the Internal Revenue Code and, accordingly, its income is exempt from Federal income tax under Section 501(a). Employer contributions and the income of the Plan are not taxable to the participants until distributions are made.

4.	EMPLOYER CONTRIBUTIONS

The Corporation made a profit sharing formula matching contribution with respect to each eligible participant only if the USG Companies’ adjusted net earnings for the plan year equaled or exceeded ten million dollars for each plan year ending on or after January 1, 2003. The adjusted net earnings of the USG Companies for any plan year is based upon the net income of the USG Companies as reported for the fiscal year that coincides with the plan year, plus after-tax Chapter 11 expenses, plus the cumulative effect of accounting changes to determine the share of earnings. The adjusted net earnings for any plan year is to be determined by the chief financial officer of the company and filed in writing with the committee by the end of the first calendar quarter of each plan year.

Beginning January 1, 2003, the Corporation profit sharing formula matching contribution schedule was set as starting with a 3% match for ten million dollars in adjusted net earnings, with a 3% increase for each additional ten million dollars in adjusted net earnings up to fifty million dollars in adjusted net earnings. Each additional ten million dollars in adjusted net earnings from fifty million dollars to two hundred fifty million dollars results in a 2% increase in match. From two hundred fifty million to five hundred million in adjusted net earnings, each additional ten million dollars will result in a 1% increase in match. There is no additional increase in match beyond five hundred million dollars. The percentage match will be adjusted pro rata, to the nearest hundredth, for any net earnings between the set points.

No employer profit sharing formula matching contribution will be made for any Plan year ending after December 31, 2003.

Employer contribution amounts forfeited by terminated employees are applied as a credit against future Corporate contributions or used to pay administrative expenses and other fees of the Plan and are held in the Forfeiture Cash Account.

5.	DISTRIBUTION ON TERMINATION OF THE PLAN

In the event of termination of the Plan, the account balances of all affected participants shall become non-forfeitable.

6.	INVESTMENTS

The following is a summary of the Plan’s investments as well as the net realized and unrealized appreciation (depreciation) for 2004 and 2003:

	2004		2003
		NET		NET
		APPRECIATION		APPRECIATION
	FAIR	(DEPRECIATION)	FAIR	(DEPRECIATION)
	VALUE	IN FAIR VALUE	VALUE	IN FAIR VALUE
Common Stock:

USG Common Stock	$15,214,279	$10,039,785	$8,019,913	$4,535,056

Mutual Funds:

Vanguard Index Trust	73,211,495	5,785,536	64,882,331	13,128,884
Fidelity Puritan Fund	31,215,974	1,827,426	27,381,225	4,274,254
AXP New Dimensions Fund	50,223,896	994,093	50,561,578	9,588,994
Franklin Small-Mid Cap Growth Fund	32,378,535	3,534,901	26,535,598	6,237,411
Dodge & Cox Stock Fund	37,734,145	4,726,061	21,014,479	3,756,898
Templeton Foreign Fund	19,588,956	2,455,699	13,889,216	2,655,425
PIMCO Total Return Fund	16,710,137	408,837	15,147,976	326,549

	261,063,138	19,732,553	219,412,403	39,968,415

Mortgages, Notes, Contracts	216,759,895	—	200,325,898	—
Collective Short-Term Investment Fund	5,145,600	—	6,708,478	—

TOTAL INVESTMENTS	$498,182,912	$29,772,338	$434,466,692	$44,503,471

All investments in the Plan are participant-directed investments.

At December 31, 2004 and 2003, the following investments (participant-directed) exceeded 5% of the net assets available for Plan benefits:

	2004	2003
Vanguard Index Trust	$73,211,495	$64,882,331

Fidelity Puritan Fund	31,215,974	27,381,225

AXP New Dimension Fund	50,223,896	50,561,578

Franklin Small-Mid Cap Growth Fund	32,378,535	26,535,598

Bank of America Contract 03-087	38,687,429	34,653,488

ING Life Insurance Contract 60035	39,328,938	34,787,719

Monumental Life Insurance Company Contract 00246TR	10,642,269	12,815,100

State Street Bank & Trust Contract 103097	38,686,772	34,652,393

UBS, Contract 5171	34,624,158	31,165,070

7.	PARTICIPANT LOANS

Effective October 1, 1993, and as revised on July 1, 1997, a participant can obtain loans from the Plan. Under the Plan’s loan provisions, the maximum loan allowable is one half of a participant’s vested account balance or $50,000, whichever is less. The minimum loan amount is $1,000. Additional amounts can be taken in $1 increments. A participant must have a vested account balance of at least $2,000 before he or she can apply for a loan. The Plan restricts the participant to no more than two loans outstanding at a time. Most loans can be repaid by the participant over a five-year period, or sooner, in full, with interest at the prime rate in effect at the time of requesting the loan. A residential loan can be repaid over a period of up to 30 years. Default on a loan by a participant is treated as a hardship withdrawal and subject to IRS penalties.

SCHEDULE I

USG CORPORATION
INVESTMENT PLAN

SCHEDULE OF INVESTMENTS HELD AT YEAR END
DECEMBER 31, 2004

	PRINCIPAL
	AMOUNT/NUMBER OF		FAIR
	SHARES	COST	VALUE
COMMON STOCK
USG Corporation	374,402	$14,796,893	$15,214,279
Vanguard Index Trust	661,291	62,109,374	73,211,495
Fidelity Puritan Fund	1,647,281	29,500,859	31,215,974
AXP New Dimensions Fund	2,072,798	51,002,641	50,223,896
Franklin Small-Mid Cap Growth Fund	947,849	27,789,530	32,378,535
Dodge & Cox Stock Fund	289,772	31,969,814	37,734,145
Templeton Foreign Fund	1,592,598	16,971,284	19,588,956

TOTAL COMMON STOCK		234,140,395	259,567,280

CORPORATE BONDS
PIMCO Total Return Fund	1,566,086	16,889,990	16,710,137

CONTRACTS
AEGON, MDA00538TR	$10,935,837	10,935,837	10,935,837
Bank of America, 03-087	$38,687,429	38,687,429	38,687,429
Caisse des Deposts, 1077-02	$12,227,514	12,227,514	12,227,514
ING Life & Annuity, 60035	$39,328,938	39,328,938	39,328,938
John Hancock Mutual Life Insurance Co., GAC 9532	$4,922,206	4,922,206	4,922,206
JP Morgan Chase Contract AUSG01	$22,755,620	22,755,620	22,755,620
Monumental Life Insurance Company, 00246TR	$10,642,269	10,642,269	10,642,269
Prudential, 10092-211	$3,949,152	3,949,152	3,949,152
State Street Bank & Trust Contract 103097	$38,686,772	38,686,772	38,686,772
UBS, 5171	$34,624,158	34,624,158	34,624,158

TOTAL CONTRACTS	$216,759,895	216,759,895	216,759,895

SHORT-TERM INVESTMENTS
Collective Short-Term Investment Fund	$5,145,600	5,145,600	5,145,600

TOTAL INVESTMENTS		$472,935,880	$498,182,912

SCHEDULE II

USG CORPORATION
INVESTMENT PLAN

SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 2004

SERIES OF TRANSACTIONS IN THE SAME SECURITY:

	TOTAL	COST	TOTAL	CURRENT
DESCRIPTION OF	NUMBER OF	OF	NUMBER OF	VALUE OF
SECURITY	PURCHASES	ASSET	SALES	SALES
None